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November 12, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Bellacicco, Division of Investment Management

Re:	Short Term Investment Fund for Puerto Rico Residents, Inc.
(1933 Act File No. 333-259157 / 1940 Act File No. 811-23673)

Dear Mr. Bellacicco:

On behalf of the Short Term Investment Fund for Puerto Rico Residents, Inc. (the “Fund”), below please find our responses to comments (the “Comments”) received from you on April 27, 2021 on the Fund’s draft registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was submitted via email to the Securities and Exchange Commission (the “Commission”) on March 12, 2021 and contained a Prospectus relating to the issuance of shares (the “Shares”) of the Fund, as well as a Statement of Additional Information relating to the Fund.

We have discussed your Comments with representatives of the Fund. Pursuant to your instructions, we are transmitting our responses to the Comments in the form of this response letter (the “Response Letter”) concurrently with a filing of the Registration Statement, including exhibits (the “Filing”), which Filing reflects our responses.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

GENERAL

1.	Comment: Please supplementally explain to the staff whether the Fund intends to apply for any exemptive or no action relief.

Response: We confirm that the Fund does not presently intend to apply for any exemptive or no action relief.

2.

Comment: Please confirm to us that the Fund will stop selling Shares upon the filing of the N-8A until the staff accelerates the effectiveness of the registration statement under the Securities Act of 1933 (the “1933 Act”).

Response: We confirm that the Fund stopped selling Shares upon the filing of the N-8A until the staff accelerates the effectiveness of the registration statement under the 1933 Act.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Form N-1A Facing Sheet

3.	Comment: Please confirm that the boxes indicating that the Registration Statement is filed under the Investment Company Act and the 1933 Act will be marked.

Response: We confirm that the boxes indicating that the Registration Statement is filed under the Investment Company Act and the 1933 Act have been marked in the Filing.

PROSPECTUS

FEE TABLE AND EXPENSE EXAMPLE

4.

Comment: In footnote 1 to the Fee Table, the disclosure states that the “Expense Limitation Agreement is effective through [ ], 2022.” Please confirm that the expense limitation agreement will extend for at least one year. Otherwise, please remove this footnote and the waiver line items from the fee table.

Response: We confirm that the expense limitation agreement will extend for at least one year.

5.

Comment: The same footnote states: “The Expense Limitation Agreement is effective through [ ], 2022, and may be terminated upon 30 days’ notice by a majority of the non-interested trustees of the Fund, by a vote of a majority of the outstanding voting securities of the Fund or the Administrator.”:

a.	If the Administrator can unilaterally terminate the agreement before the one year period expires, please remove the fee waiver and expense reimbursement item from the fee table.

Response: The Administrator cannot unilaterally terminate the agreement before the one year period expires; the fee waiver and expense reimbursement item has therefore been retained in the fee table.

b.	Please confirm that the Board does not have any current intention to terminate within the first year.

Response: We confirm that the Board does not have any current intention to terminate within the first year.

6.	Comment: With respect to Expense Example, if the Example reflects a waiver or reimbursement for the first year, please disclose this fact, as required by Item 3 Instruction 4(a) of Form N-1A.

Response: The Expense Example has been revised to reflect that a waiver or reimbursement is in effect for the first year only.

7.	Comment: With respect to the Expense Example, please add a column for 10 years.

Response: A 10 Year Column has been added to the Expense Example.

PRINCIPAL INVESTMENT STRATEGIES

8.	Comment: In the second line of the second paragraph, there is a reference to Investment Adviser. Please disclose the identity of the Investment Adviser here.

Response: We have added the requested disclosure.

9.

Comment: Throughout the Strategies Section, there are references to a co-investment adviser. Please explain what is meant by co-investment adviser. Is it a sub-adviser or a JV with another investment adviser. The Staff may have additional comments depending upon your response.

Response: The references to “co-investment adviser” in the Strategies Section refers to situations where the Investment Adviser as such serves as one of two investment advisers (not as a sub-adviser) for an investment company.

10.

Comment: In the third paragraph, there is disclosure that states that under “normal circumstances, the Fund will invest at least 67% of its total assets in short-term securities of Puerto Rico issuers.” We note that other funds solely advised by UBS Asset Managers of Puerto Rico refer to a waiver of the 67% requirement by the Office of the Commissioner of Financial Institutions (“OCFI”). Please advise if the Fund will also be subject to an OCFI waiver.

Response: By way of background, the restructuring of Puerto Rico municipal debt has resulted in fluctuations in the market value of Puerto Rico securities. These fluctuations have and continue to represent a challenge for the Fund to consistently comply with certain restrictions originally imposed by the Puerto Rico Investment Companies Act of 1954, as amended. As a result, since 2013, the OCFI has granted waivers of the requirement to invest 67% in Puerto Rico securities. Recently, in view of the upcoming registration under the Investment Company Act of 1940, as amended (the “Investment Company Act” or the ”1940 Act”) , the OCFI has indicated that it is their understanding that the provisions of the Puerto Rico Investment Companies Act of 1954, as amended, are pre-empted by the 1940 Act as they pertain to the Fund from a securities regulatory perspective (not, however, from a Puerto Rico tax perspective) and that the OCFI would, therefore, no longer monitor compliance with the 67% Puerto Rico investment requirement and there would be no need for it to issue further waivers. As a result, upon registration under the 1940 Act, while the Fund intends to comply with the 67% investment requirement as market conditions permit, its ability to procure sufficient Puerto Rico securities which meet the Fund’s investment criteria may, in the opinion of the Investment Adviser, be constrained due to the volatility affecting the Puerto Rico bond market since 2013 and the fact that the Puerto Rico Government is currently still in the process of restructuring its outstanding debt under Title III of PROMESA. Further, the Filing includes disclosure that provides for discretion to invest in non-Puerto Rico securities under certain circumstances (i.e., unavailability of acceptable Puerto Rico investments) consistent with the Fund’s tax-exempt policy as described in “Investment Restrictions” in the SAI.    Therefore, it is not expected that the Fund’s ability to effect tax-exempt distributions will be impacted.

In that regard, language corresponding to the above analysis has been included in, and references to the OCFI waiver have been deleted from, the Filing.

11.

Comment: In the paragraph beginning “Under normal circumstances,” there is a reference to “Puerto Rico mortgage-backed and asset-backed securities.” Please confirm supplementally that the referenced mortgage-backed and asset-backed securities will also be high quality securities pursuant to the disclosure in the prior paragraph.

Response: We confirm that the referenced mortgage-backed and asset-backed securities will also be high quality securities pursuant to the disclosure in the above-mentioned paragraph.

12.	Comment: In the same paragraph there is a reference to TSOs:

a.	Please clarify more precisely what is meant by TSOs.

Response: The Filing has been amended to clarify that “TSOs” refers to tax-free secured obligations. The defined term has also been moved earlier in the sentence to further clarify the nature of this instrument.

b.

The parenthetical before the definition of TSOs states that “(the majority of which will be obligations issued by investment companies having the same investment adviser or co-investment adviser as the Fund).” Since the Fund will invest in obligations of affiliates, please explain how this is permitted under Section 17 of the 1940 Act.

Response: We submit that the Fund’s investment in the TSOs issued by affiliated funds is permitted under Section 17 of the 1940 Act. In acquiring such TSOs, the Fund will rely on newly adopted Rule 12d1-4 under the 1940 Act. That Rule, among other things, incorporates an exemption from Section 17(a) to enable one fund in a group of investment companies to acquire securities issued by another fund in that group.

13.

Comment: The following paragraph contains a reference to “non-Puerto Rico mortgage-backed and asset-backed securities.” Please clarify what the reference to “non-Puerto Rico” means. Does it mean U.S. other than Puerto Rico, foreign or something else?

Response: The above-mentioned paragraph has been amended in the Filing to clarify that “non-Puerto Rico” refers to any of the 50 States comprising the United States..

14.

Comment: Further down on the same page, there is a statement that the “Fund expects that a substantial amount, and from time to time, a majority, of its total assets will be invested in TSOs.” Please define what is meant by a “substantial amount.”

Response: The above-mentioned statement has been amended in the Filing to clarify that a “substantial amount” means in excess of 10%.

15.

Comment: Further down on the same page, there is disclosure that states that a ““Puerto Rico security” is any issuer or security that satisfies one or more of the following criteria.” Please delete the reference to “any issuer”.

Response: The above-mentioned statement has been amended as requested.

PRINCIPAL RISKS

16.

Comment: In “Puerto Rico Concentration Risk”, the last sentence on page 6 states that currently, “none of the bonds issued by the Puerto Rico government and its instrumentalities without credit enhancements carry an investment-grade credit rating.” Consider whether Junk Bonds Risk should be identified as a principal risk of the Fund even though the Strategies state that the Fund invests in securities that are high quality at the time of investment. In addition, please supplementally advise the Staff whether the Fund’s portfolio currently includes significant amounts of below investment grade debt.

Response: As of May 2021, 0% of the Fund’s portfolio consisted of below-investment grade debt. We supplementally note that a majority of the unrated securities are of an investment grade risk level. While the Fund has considered the Staff’s Comment, in light of such composition of the Fund’s portfolio, the Fund respectfully does not believe that a Junk Bonds Risk Factor is required here.

17.

Comment: “Reverse Repurchase Agreements Risk.” The Staff notes that there is no reference to reverse repurchase agreements in the Strategies, but it is listed as a principal risk. Please reconcile this discrepancy.

Response: The “Reverse Repurchase Agreements Risk” has been deleted from the above-mentioned section of the Filing.

18.	Comment: “CMO Risk.” Please explain to the Staff what percentage of assets are in junk, CDOs, CMOs and CLOs. Please note that the Staff may have further comments based upon your response.

Response: We confirm that the Fund currently does not have any assets invested in “junk” grade securities, CDOs or CLOs.

19.	Comment: “Asset-Backed Securities Risk.” Please disclose whether there any particular risk to the types of asset-backed securities in which the Fund will invest, such as automobiles and credit cards.

Response: The Fund does not currently invest in asset-backed securities and there currently are no specific types of asset-backed securities that pose particular risks to the Fund. Accordingly, Asset-Backed Securities Risk has been moved to the “Additional Risks” section of the Filing as a non-principal risk.

20.	Comment: “Illiquid Investments Risk.”

a.	Please confirm that the Fund’s holdings in illiquid investments will not exceed 15%.

Response: We supplementally confirm that the Fund’s holdings in illiquid securities will not exceed 15%.

b.	Please also confirm that the Fund will develop a liquidity risk management program and classify its holdings as required by Rule 22(e)(4).

Response: We supplementally confirm that the Fund has developed a liquidity risk management program to classify its holdings as required by Rule 22(e)(4).

PERFORMANCE INFORMATION (PAGE 9)

21.	Comment:

a.

If the Fund is including prior performance from the time when the Fund operated under the Puerto Rico Investment Companies Act, please disclose this here and note that the Fund was not subject to the same restrictions as U.S. registered investment companies.

Response: The above-mentioned disclosure has been included in the relevant section of the Filing, as requested.

b.

Will the Fund use its actual performance prior to registration under the 1940 Act or will it be adjusted for the Fund’s current expenses. If the latter, please explain supplementally how it will be adjusted.

Response: We confirm that the Fund will include actual performance information for periods prior to its registration under the 1940 Act; such performance information will not be adjusted for the Fund’s current expenses.

INVESTMENT ADVISER

22.	Comment: Please confirm in the Prospectus that the Adviser will be registered with the Securities and Exchange Commission.

Response: The Prospectus has been amended to confirm that the Adviser is registered as an adviser under the Investment Advisers Act of 1940.

TAX INFORMATION (PAGE 10)

23.	Comment: If the Fund plans to rely on the Summary Prospectus Rule 498, please note that it must include the information required by Rule 498(b)(3)(ii)(B).

Response: The information required by Rule 498(b)(3)(ii)(B) has been included in the above-mentioned section of the Filing.

INVESTMENT PROCESS (PAGE 11)

24.	Comment: Consider moving this section under the Principal Investment Strategies of the Fund heading as it seems more appropriate to be included there.

Response: “Investment Process” has been moved under “Principal Investment Strategies of the Fund” in the Filing.

PRINCIPAL INVESTMENT STRATEGIES

25.

Comment: (Page 12) In the paragraph beginning “Although the Fund may invest,” there is disclosure that “the average duration of the securities in which the Fund invests is expected to the 30 days or less and is currently not expected to exceed a dollar-weighted average maturity of 90 days.” Please revise to say this more affirmatively rather than to say “currently not expected to exceed 90 days.” In other words, since according to relevant Commission guidance “short term” can mean up to 3 years, investors should have more clarity about the maximum maturity (consider adding disclosure that the Fund “will have a dollar-weighted average maturity of no more than three years” or “will not have a dollar-weighted average maturity of more than three years).

Response: The above-mentioned disclosure has been revised as requested.

26.	Comment: (Page 12). There is a paragraph that states that the “Fund is not a money market fund and does not seek to maintain a stable net asset value of $1.00 per share.”

a.	Please include prominent bold disclosure that the Fund is not a money market fund.

Response: Prominent, bold disclosure that the Fund is not a money market fund has been added to the Filing.

b.	Confirm that current shareholders have been notified that the Fund will not be a money market fund.

Response: We supplementally confirm that current shareholders have been notified that the Fund will not be a money market fund upon registration under the 1940 Act.

PRINCIPAL RISKS

27.

Comment: Please include more detailed disclosure that expands on the risk disclosure provided in response to Item 4. See Investment Management Guidance Update 2014–08 for guidance on the risk disclosure to be provided in response to Item 9.

Response: The risk disclosure has been revised to satisfy the requirements of Items 4 and 9 in accordance with the referenced Guidance.

28.

Comment: (Page 13, “Investment and Market Risk”, second paragraph). The language in this paragraph seems to suggest that the Investment Adviser may determine when to liquidate the Fund. Please explain to the Staff how the Investment Adviser is making this decision. (i.e., we would normally expect the Board would make the decision to liquidate the Fund, though the Investment Adviser might recommend to the Board that the Fund be liquidated).

Response: The above-mentioned disclosure has been revised in the Filing to clarify that the Board would make any decision to liquidate the Fund, upon recommendation by the Investment Adviser.

REDEEMING SHARES (PAGE 21)

29.	Comment: Please disclose the methods the Fund typically expects to use to meet redemption request as required by Item 11(c)(8) of Form N-1A.

Response: The above-mentioned section has been revised to include the methods that the Fund typically expects to use to meet redemption requests, as required by Item 11(c)(8) of Form N-1A.

ADDITIONAL INFORMATION (PAGE 22)

30.

Comment: “If you want to redeem Shares that you purchased recently, the Fund may delay payment to assure that it has received good payment. If you purchased shares by check, this can take up to 15 days.” Please revise the first sentence to say: “If you want to redeem Shares that you purchased recently by check…”

Response: The above-mentioned disclosure has been revised in the Filing as requested.

DISTRIBUTION ARRANGEMENTS

31.	Comment: Please provide the information required in response to Item 11(e) regarding frequent trading of Fund Shares.

Response: The above-mentioned disclosure has been included in the Filing.

32.

Comment: (Page 23, final paragraph). Please disclose that because these are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of your investment. See Item 12(b)(2) of Form N-1A.

Response: The above-mentioned disclosure has been included in the Filing.

DIVIDENDS AND TAXES (PAGE 25)

33.

Comment: If the Fund has received an opinion from Puerto Rico counsel about its tax status, please include as an exhibit as required by Rule 436(a). If it has not received an opinion, please explain why one is not necessary.

Response: The Fund has received the necessary tax advice in connection with the offering, and on that basis and in light of the nature of the Fund’s offering of securities respectfully submits that a tax opinion is not required with respect to the Filing.

34.

Comment: (Final paragraph on page 25). If the discussion here also assumes that the Fund invests at least 67% of its total assets in Puerto Rico or receives a waiver from such requirement, please disclose.

Response: The Puerto Rico Internal Revenue Code includes special tax provisions for investment companies (as defined therein). In the past, the Fund qualified as an investment company for purposes of the Puerto Rico Internal revenue Code because it was registered under the Puerto Rico Investment Companies Act of 1954, as amended. Under that Act, the Fund was required to invest at least 67% of its assets in Puerto Rico. The Fund is no longer registered under the Investment Companies Act of 1954, as amended, and therefore is no longer required to invest 67% of its assets in Puerto Rico. However, it still qualifies as an investment company for purposes of the Puerto Rico Internal Revenue Code pursuant to AD No. 19-04 issued by the Puerto Rico Treasury Department, which provides that investment companies organized in Puerto Rico which are registered under the Investment Company Act of 1940, as amended, will be deemed investment companies for purposes of the Puerto Rico Internal Revenue Code. For this reason, the discussion assumes that “the Fund complies with the definition of investment company provided in Section 1010.01(a)(33) of the Puerto Rico Code or is an investment company described in AD No. 19-04.”

35.	Comment: (“United States Taxation Section” subsection on page 26). Please also disclose tax consequences to U.S. Investors (i.e., non-Puerto Rico residents).

Response: The tax consequences to U.S. Investors has been included in the above-mentioned section of the Filing.

GENERAL INFORMATION (PAGE 31)

36.	Comment: If the Fund is incorporating the Statement of Additional Information by reference, please state so.

Response: A discussion of the incorporation by reference of the Statement of Additional Information has been included in the above-mentioned section of the Filing.

GENERAL INFORMATION – ANNUAL/QUARTERLY REPORTS

37.	Comment: Please advise if the header “Annual/Quarterly Reports” should be revised to “Annual/Semi-Annual Reports”.

Response: The above-mentioned disclosure has been revised to refer to “Annual/Semi-Annual Reports.”

38.	Comment: (Page 32). Please include the Fund’s 811 number as required by Item 1(b)(4) of Form N-1A.

Response: The Fund’s 811 number has been included in the above-mentioned section of the Filing.

STATEMENT OF ADDITIONAL INFORMATION

HISTORY OF THE FUND (PAGE SAI-1)

39.

Comment: The second paragraph states: “As of the date of this SAI, the Fund is authorized to issue 1,000,000,000 shares of beneficial interest …” Please explain to the Staff what actions the Fund plans to take if it approaches or reaches its limit. For example, will the Fund close or seek additional shares to be authorized, or will the Fund take advantage of U.S. mutual funds’ ability to issue an unlimited number of shares?

Response: The reference to 1,000,000 authorized shares is an error. We have amended the Filing to indicate that the Fund is authorized to issue 2,000,000 shares. It is not anticipated that the Fund will approach or reach the maximum number of authorized shares (i.e., 2,000,000,000 shares of beneficial interest). If it does, the Fund will seek to authorize additional shares or will suspend the issuance of new shares until more shares are available as the result of redemptions.

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS (PAGE SAI-1)

40.

Comment: The final paragraph discusses the voting requirements for changing the fundamental restrictions. Please revise the Certificate of Incorporation to remove any voting requirements that are inconsistent with the 1940 Act.

Response: Please see response to this comment under the heading below “Supplemental Comments.”

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS – INVESTMENT POLICIES AND RESTRICTIONS

41.	Comment: (Page SAI-1). Please remove the redundant “the Fund May not” in paragraph (a).

Response: The redundant reference has been deleted from the Filing.

42.

Comment: (Page SAI-2). The first full paragraph states “The policy in (a) above will be interpreted to permit the fund to engage in trading practices and investments that may be considered to be borrowing or to involve leverage to the extent permitted by the 1940 Act.” This language suggests that the Fund may borrow up to 33 1⁄3%. Please clarify the seeming inconsistency with fundamental restriction (a) above which states that the Fund would not borrow more than 5%.

Response: The above-mentioned paragraph has been revised to clarify that the Fund may only borrow up to 5%.

43.

Comment: The following paragraph states: “In addition, the Fund may not change the following investment restrictions without the approval of a majority of the Board and prior written notice to shareholders of the Fund:” Please revise to explain that the investment restrictions in (iii), (v), (vii), (viii) and (ix) can only be changes with a majority of the shareholders as defined in the 1940 Act. See Section 13(a) of the 1940 Act.

Response: Please see our response to this comment below under the heading “Supplemental Comments.”

44.

Comment: Fundamental investment restriction (iii) states: “make an investment in any one industry if, at the time of purchase, the investment would cause the aggregate value of the Fund’s investments in such industry to equal 25% or more of the Fund’s total assets, provided that this limitation shall not apply to (i) investments in high quality, short-term securities issued by Puerto Rico investment companies, (ii) investments in securities issued or guaranteed by the United States government, its agencies or instrumentalities, (iii) Puerto Rico and other municipal obligations, other than those backed only by the assets or revenues of a non-governmental entity, and (iv) bank instruments of Puerto Rico and U.S. branches of Puerto Rico and U.S. banks. For purposes of this restriction, the intended or designated use of real estate shall determine its industry, domestic and foreign banking will be considered separate industries, and mortgage-backed and asset-backed securities not issued or guaranteed by an agency or instrumentality of the United States government will be grouped in industries based on their underlying assets and not treated as a single, separate industry.”

a.

With respect to the first exception from the concentration policy “(i) investments in high quality, short-term securities issued by Puerto Rico investment companies”, please note that a Fund and its adviser may not ignore investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The Fund respectfully submits that since the “short-term securities” referenced in exception (i) refer to debt instruments, the Fund will not be exposed to the investment concentrations of the underlying investment companies and it is not necessary for the Fund to look through to the investments of the underlying investment companies for purposes of complying with the Fund’s concentration policy. To the extent the Staff disagrees with the Fund’s position with respect to debt instruments issued by other investment companies, the Fund respectfully submits that it should not be necessary for the Fund to look through to the investments of investment companies that underly the investment companies in which the Fund invests (i.e., the Fund should not be required to look through two levels of underlying investment companies for purposes of determining compliance with the Fund’s concentration policies).

b.

Please revise exception (iii) with respect to “Puerto Rico and other municipal obligations, other than those backed only by the assets or revenues of a non-governmental entity”, since only tax-exempt municipal securities are permitted to be excluded from the concentration policy, as discussed in Investment Company Release 9785.

Response: The above-mentioned reference has been clarified to note that only tax-exempt municipal securities are excluded from the concentration policy.

c.	Please delete exception (iv) since banks cannot be excluded from the concentration policies here since the Fund is not a money market fund. See Investment Company Act Release 9011.

Response: Exception (iv) has been deleted from the above-mentioned section.

INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS

45.

Comment: (Page A-8). Please disclose the extent of the Board’s role in the risk oversight of the Fund, such as how the Board administers its oversight function and the effect that this has on the Board’s leadership structure as required by Item 17(b)(1) of Form N-1A.

Response: The above-mentioned disclosure has been included in the Filing, as requested.

46.	Comment: (Page A-9, in the paragraph before the Table of Directors). Regarding the definition of “Affiliated Funds,” please confirm that this includes all funds in the Fund Complex.

Response: The reference to “Affiliated Funds” has been revised to clarify that it includes all funds in the Fund Complex.

MANAGEMENT, ADVISORY AND OTHER SERVICE ARRANGEMENTS – INVESTMENT ADVISORY ARRANGEMENTS

47.	Comment: (Page A-14, in the paragraph discussing the Investment Advisory Agreement). Please confirm that the Investment Advisory Agreement will conform with Section 15 of the 1940 Act.

Response: We supplementally confirm that the Investment Advisory Agreement will conform with Section 15 of the 1940 Act.

48.	Comment: (Same page, in the paragraph discussing the expense limitation arrangement).

a.	Please revise this language to be consistent with the description of the expense limitation agreement in the Fee Table footnote.

Response: The above-referenced language has been revised to be consistent with the description of the expense limitation agreement in the Fee Table footnote.

b.	Please confirm that the reimbursement will not cause the Fund’s expenses to exceed the (1) expense cap at the time the fees are waived and (2) the current expense cap.

Response: We supplementally confirm that the reimbursement will not cause the Fund’s expenses to exceed the (1) expense cap at the time the fees are waived and (2) the current expense cap.

49.	Comment: (Page A-15, in the Portfolio Manager Beneficial Holdings Table). Please revise the dollar range of equity securities to match the format prescribed in Item 20(c).

Response: The above-referenced disclosure has been revised in the filing, as requested.

MANAGEMENT, ADVISORY AND OTHER SERVICE ARRANGEMENTS – DISTRIBUTOR (PAGE A-17)

50.	Comments:

a.	Please provide the distribution fees paid last year as per Item 19(g).

Response: The amount of distribution fees paid last year has been included in the Filing.

b.	Please provide the information required by Item 25(b) (e.g., net underwriting discounts and other required information).

Response: The Fund respectfully submits that since the Fund does not have sales charges, the referenced disclosure is not applicable.

PORTFOLIO TRANSACTIONS AND BROKERAGE

51.	Comment: (Page A-18, in the Brokerage Commissions Table).

a.	Please identify the affiliated brokers in the table below and confirm that the table also includes affiliates of affiliates.

Response: As the Fund has not paid any brokerage commissions during the last 3 fiscal years the referenced disclosure is not applicable to the Fund.

b.

For each broker identified, state the percentage of the Fund’s aggregate commissions paid during the most recent fiscal year and the percentage of the Fund’s aggregate dollar amount of transactions involving payment of commissions effected through the broker during the most recent fiscal year.

Response: As mentioned above, the referenced disclosure is not applicable to the Fund.

PORTFOLIO HOLDINGS DISCLOSURE POLICIES AND PROCEDURES (PAGE A-20)

52.	Comment: Please provide the disclosure regarding portfolio holdings required by Item 16(f)(1)(i)-(iv), (vi) and (vii), and also the information required by Item 16(f)(2).

Response: Disclosure regarding portfolio holdings has been included in the Filing, as requested.

CODE OF ETHICS (A-21)

53.	Comment: Please disclose whether the principle underwriter has a code of ethics as required by Item 17(e).

Response: The Filing includes disclosure regarding the Distributor’s adoption of a Code of Ethics.

PART C

54.	Comment: Please confirm that the items denoted with *** will be filed by pre-effective amendment.

Response: We confirm that items denoted with *** will be filed by pre-effective amendment.

55.	Comment: (Page C-4). Please use a signature line for the directors using a conformed signature line.

Response: A signature line will be used for directors using a confirmed signature line.

56.	Comment: (Power of Attorney Exhibit). Please confirm that the Power of Attorney is complete or will be at the time of effectiveness.

Response: A new Power of Attorney has been filed as an exhibit to the Filing.

ACCOUNTING COMMENTS

57.

Comment: Please disclose that the Fund does not intend to qualify as a RIC under Subchapter M of the Internal Revenue Code and expand upon the tax consequences to non-residents of Puerto Rico that purchase securities offered by the Fund. Also prominently disclose that securityholders that are not residents of Puerto Rico may have adverse tax consequences for US federal income tax purposes.

Response: The Filing includes disclosure that the Fund does not intend to qualify as a RIC under Subchapter M of the Internal Revenue Code. The Filing includes additional disclosure regarding the tax consequences to non-residents of Puerto Rico that purchase securities offered by the Fund, and that securityholders that are not residents of Puerto Rico may have adverse tax consequences for US federal income tax purposes.

58.

Comment: Please explain supplementally how the Fund intends to present its financial statements, including statements of changes in net assets, and financial highlights, in the first N-CSR filed after the effective date of the Registration Statement (i.e., will the Fund carryover historical information from periods prior to when the Fund was registered under the Investment Company Act).

Response: The Fund intends to include, in its statements of changes in net assets and financial highlights, in the first N-CSR filed after the effective date of the Registration Statement, historical information from periods prior to when the Fund registered under the Investment Company Act. Such presentation will prominently disclose that such historical information was prepared prior to such registration, and may not have been prepared in accordance with the Investment Company Act and/or accounting standards that are typical for funds registered under such Act.

59.	Comment: Please confirm that the Fund will include an auditor’s consent in a subsequent amendment.

Response: The Fund will include an auditor’s consent in a subsequent filing of the Registration Statement.

60.

Comment: Please update the disclosure in the footnotes to the fee table for each Fund to state that the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also add disclosure if any recoupment is limited to the lesser of (i) the expense limitation in effect at the time of waiver and (ii) expense limitation in effect at the time of recapture, and ensure that the recoupment disclosure is consistent throughout the registration statement.

Response: The disclosure in the footnote above has been revised in the Filing, as requested.

61.

Comment: It appears that footnote 1 to the fee table should be applied to the other expenses line item rather than to the total annual operating fund line item (see the fee table for the USMIF for reference).

Response: The footnotes to the fee table have been revised in the Filing, as requested.

62.	Comment: Please represent to us in correspondence that the Fund will not begin selling shares under the new Registration Statement until the Fund has net assets of at least $100,000.

Response: We confirm that the Fund will not begin selling shares under the new Registration Statement until the Fund has net assets of at least $100,000.

SUPPLEMENTAL COMMENTS

63.

Comment: The Registration Statement contains disclosure indicating that a supermajority is required to change fundamental policies. This is also included in the Fund’s Certificate of Incorporation. Please revise to match the Investment Company Act majority of voting securities requirement.

Response: We respectfully submit that a charter with a voting provision to change the fund’s sub-classification or fundamental policies on a basis stricter than that required by Section 13 of the 1940 Act should not be viewed as inconsistent with the 1940 Act, and should be able to remain without amendment.    We provide three examples below supporting a fund’s use of supermajority voting provisions (i.e., voting provisions that are stricter than the 1940 Act majority):

1)

The current instructions to Item 16 of Form N-1A require registrants to state whether shareholder approval is necessary to change any policy specified in paragraph (c)(1) of Item 16 and if so, to describe the vote required to obtain this approval. This instruction thereby acknowledges, at least implicitly, that the majority vote standard of the 1940 Act is not exclusive. Moreover, old Guideline 14 to the preparation of Form N-1A (see attached release) provided further guidance to fund registrants, namely that, “when the requisite vote required by the registrant’s charter or by-laws is stricter than that required by the 1940 Act to change a policy (see section 2(a)(42) and section 13), the response in the Statement of Additional Information to Item 13 [now item 16] should so indicate.” Guideline 14 is also cited in Lemke, Lins and Smith, Regulation of Investment Companies, § 7.10 at note 21 and accompanying text. Although the old guidelines are no longer applicable to the current Form N-1A, they represent a historical acknowledgment by the Staff that fund charters and by-laws may provide for voting provisions stricter than a 1940 Act majority.

2)

As an example of the view of practitioners in the 1940 Act area, in a Venable LLP client alert from May 12, 2010 entitled “Protecting Closed-End Investment Companies under Maryland Law,” in the context of protecting new closed-end funds, Venable states that, “[t]he charter may require supermajority stockholder votes for certain extraordinary corporate actions, such as conversion to an open-end company or dissolution, unless approved by a supermajority vote of the directors or by a specified percentage of continuing directors.” The link to the Venable client alert is: https://www.venable.com/-/media/files/publications/2010/05/client-memo-protecting-closedend-investment-compan/files/client-memo-protecting-closedend-investment-compan/fileattachment/clientsandfriendsmemoprotectingclosedendfunds511.pdf.

3)

In an ICI report entitled “Analysis of Fund Proxy Campaigns: 2012–2019” submitted to the SEC in December 2019 (see attached), there is a statement suggesting that the ICI believes that a fund’s organizational documents containing higher quorum/voting requirements than required by the 1940 Act or its rules should control. The statement can be found on page A-4 of the Appendix of the ICI report. See the excerpt below (in boldface):

This would permit funds to more practically obtain shareholder approval for matters that both the board and an overwhelming percentage of voting shareholders approved. Indeed, our Recommendation would require funds to achieve a higher percentage of shareholder votes actually cast than the statute’s provisions (75 percent or more, compared to 67 or more or more than 50 percent, depending on the statutory prong).1 Of course, such a rule would not override other applicable legal and regulatory requirements (e.g., state law or existing requirements in a fund’s organizational documents).2 Rather, it would provide a measure of relief in those instances where the 1940 Act unjustifiably impedes funds’ ability to seek and obtain shareholder approval in a reasonable and cost-effective way.

We note further that in a recent call, the Staff noted the provisions of the Certificates permitting indemnification of officers and directors by the funds to the extent permitted by Puerto Rico law. The Staff asked for confirmation that such a provision would not allow indemnification in excess of what is permitted under Section 17(h) of the 1940 Act. We have consulted with Puerto Rico counsel and they confirmed again that such would not be the case. Rather, the disabling conduct specified in Section 17(h) would also preclude indemnification under Puerto Rico law.

Finally, the Staff noted the provisions of the Certificates stating that to the extent permitted by Puerto Rico law, no officer or director can be liable for monetary damages; you noted that this language seems inconsistent with Section 11 of the 1933 Act. The Funds acknowledge and agree that to the extent inconsistent, Section 11 is determinative.

In a subsequent telephone call the Staff requested the addition of disclosure to the Prospectus to state that certain charter provisions might be void and unenforceable under the Investment Company Act including, without limitation, provisions (i) permitting indemnification of officers and directors to the fullest extent permitted by Puerto Rico law, (ii) setting forth the required vote for changes to fundamental policies of the fund, and (iii) stating that to the fullest extent permitted by Puerto Rico law, no officer or director will be liable to the fund or shareholders. We have included this disclosure in the Filing.

64.

Comment: Under the heading “Investment Objective and Fundamental Policies” in the SAI, state the required vote as it exists in the charter, and state that with respect to these voting requirements or standards, the Fund will take no-action that is at that time inconsistent with the Investment Company Act.

Response: The disclosure under the heading “Investment Objective and Fundamental Policies” in the SAI states the required vote as it exists in the charter, with an additional explanatory note that with respect to these voting requirements or standards, the Fund will take no action that is at that time inconsistent with the Investment Company Act).

65.	Note: Below is a modified version of a comment given previously with respect to the Notes described in the registration statement (the “AAA Registration Statement”) of AAA Portfolio

[1]	We would not object if the SEC instead deferred to state law and funds’ organizational documents in lieu of setting a minimum affirmative vote threshold in any rule or guidance.

[2]	For instance, if applicable state law or a fund’s organizational documents set a higher quorum requirement, that higher requirement would continue to control.

Target Maturity Fund for Puerto Rico Residents, Inc. (the “Prior Filing”) and which we understand to applies equally to the shares of the Fund.

Comment: Include disclosure that new sales of shares of the Fund will be restricted to residents of Puerto Rico.

Response: While we also respectfully disagree with the above sales restriction in the context of a debt offering by closed-end funds, we believe that it is particularly inapposite in the case of sales of open-end fund shares such as those issued by the Fund. In that regard, we submit that in both cases, there is no legal barrier to sales to persons outside of Puerto Rico, as explained further below. The Fund concedes that as a practical matter, compliance with the comment in the case of the Prior Filing and similar offerings might impose less of an undue burden than compliance with respect to sales of shares of the Fund, given the nature of the closed-end funds and their offerings. In the case of open-end funds, however, compliance with what the Fund believes is an unnecessary restriction does have significant practical consequences. In particular, it unnecessarily restricts growth of the Fund and offsetting the effect of any redemptions, as well as the possibility of achieving a size that might produce economies of scale.

In the case of both open-end funds and closed-end funds, the securities in question will be registered under the 1933 Act and, as such, there should be no restriction thereunder as to the nature of purchasers. We understand though, that in the staff’s view, the restriction is justified under Section 35(d) of the 1940 Act, and Rule 35d-1 thereunder (the so-called “names rule”), because of the use of “for Puerto Rico Residents” in the name. We respectfully disagree. As the Fund’s registration statement highlights, the Fund is designed for Puerto Rico residents and only Puerto Rico residents would have the tax benefits derived from an investment in the Fund. For that reason, we believe it entirely appropriate to have the identified language as part of the name of the Fund. At the same time, such a name should not mean that the Fund may not sell to anyone other than Puerto Rico residents. Non-residents may wish to purchase shares for other reasons. Further, as requested by the staff, the registration statement also discloses in detail the tax implications of ownership of Fund shares by persons who are not Puerto Rico residents. Consequently, non-resident U.S. investors will have received extensive disclosure such that the name of the Fund should not be misleading.    Moreover, we submit that the subject language is not in any sense inconsistent with the policies underlying the Section or the Rule as they might apply to purchases by non-residents. Such persons would not be purchasing shares of a fund in the belief it would be operated in a way, or confer tax or other benefits, that would not, in fact, exist. Rather, the name merely clarifies the persons for whom an investment might be most beneficial. In addition, investors in open-end fund shares may redeem those shares if they subsequently determine for tax or other reasons not to maintain their investment in the Fund. That decision, like the initial investment decision, should be left to the investor (assuming, as is the case here, that they have received appropriate disclosure).

Finally, in support of its view, the staff cited the case of Civil and Military Investors Fund Inc. v SEC 288 F 2d. 15. (D.C. Circ. 1961), which related to a proceeding under Section 35(d) concerning the former name of the fund, Private Investment Fund for Government Personnel, 37 S.E.C. 484 (1957). Interestingly, we submit that if anything, the cited matter supports the proposition that the name of the Fund in the instant case is entirely appropriate, even if sales are made to persons other than Puerto Rico residents. As noted, the name that was at issue in the case was the former name of the fund, Private Investment Fund for Government Personnel. (The new name, Civil and Military Investors Fund, which is more similar to that of the Fund, did not appear to be at issue). The SEC’s concerns were that the fund’s name implied wrongly that it was sponsored, recommended or approved by the Government, and that it carried a false implication that the fund was particularly suited to meet the investment needs of government employees. In contrast, the sponsorship concern etc. clearly does not exist in the present case and, moreover, the reason for the name is precisely because the Fund IS particularly suited to Puerto Rico investors, e.g., because of the tax treatment. In sum, we respectfully request withdrawal of the above comment.

***

Please do not hesitate to contact the undersigned (212-839-5969) with any comments or questions you might have.

Very truly yours,

/s/ Carla G. Teodoro
Carla G. Teodoro

CC:

Brian M. Kaplowitz

Jesse C. Kean